

Mail Stop 3010

May 6, 2010

Nicholas D. Gerber
United States Commodity Funds LLC
1320 Harbor Bay Parkway, Suite 145
Alameda, California 94502

>   **Re: United States Commodity Index Funds Trust**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed April 8, 2010**
>   **File No. 333-164024**

Dear Mr. Gerber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment 2 in which you state that you have no intention of making any investment not already described in the prospectus. Your response letter also notes, however, that your Amended and Restated Declaration of Trust and Trust Agreement does not prohibit you from making investments in other instruments. Please also add similar disclosure to the prospectus.

The net asset value calculation of USCI may be overstated or understated, due to the valuation method employed…, page 22

2.   We note your response to our prior comment 9 and the amended disclosure. Please expand this risk factor to discuss in more detail the risks and uncertainties associated with valuing over-the-counter investments and other Commodity-Related Investments that you may hold, including swap agreements and forward contracts.

The Offering, page 30

3.   The disclosure states that the Sponsor will purchase the Sponsor's Units in connection with the commencement of your public offering. Section 2.3 of the Trust Agreement suggests that the Sponsor has already made the initial contribution of capital in exchange for Sponsor's Units. Please reconcile these two statements. Also, please clarify whether the Sponsor will purchase units in the registered offering or through a private placement.

Prior Performance of the Sponsor and Affiliates, page 35

4.   For each of the Related Public Funds, please revise to disclose the total number of redemption baskets and units redeemed.

Commodity Selection, page 66

5.   You disclose that the seven selected commodities in steps 1 and 2 are highlighted by showing these in blue but we do not see such highlighting. Please advise.

Hypothetical Performance Results, page 70

6.   We note the revised disclosure on page 71 regarding the Annualized Sharpe Ratio. Please also briefly state what it means to have a high or low Annualized Sharpe Ratio. Additionally, please explain what it means for the Annualized Sharpe Ratio to measure total return "adjusted by the volatility" of an index.

Recognition of the Trust in Certain States, page 77

7.   We note your disclosure about the potential loss of limited liability for unit holders. Please revise to include a discussion of this risk in the Risk Factors section.

Calculating NAV, page 79

8.   We note your response to our prior comment 15. Please revise to provide the same clarifications in your disclosure that you provided in your response.

Financial Statements and Notes

9.   We have considered your response to comment 19. We could not locate the financial statements of USCI (the Series). We note that you are registering units of USCI and that USCI is not a separate legal entity. In light of the structure of your commodity pool, you should additionally present financial statements and an audit opinion on a series basis. Please revise to include separate audited financial statements of the Series. In addition, please confirm that in addition to financial statements and audit opinions for the Registrant, you will present financial statements and audit opinions on a series basis in future Securities and Exchange Act filings. Reference is made to Question 104.01 of the Compliance and Disclosure Interpretations on the Securities Act Sections, which can be found at the following location http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

United States Commodity Funds LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Deferred offering costs, page F-19

10.   You disclose that you capitalize all initial offering costs associated with the registration of the Funds, USBO, USSNG and USCI until such time as the registration process with the SEC is complete. At that time, you charge the capitalized costs to member's equity. You also disclose on page F-21 that deferred offering costs include initial offering and organizational costs incurred by the Funds. Please tell us your basis for deferring offering and organizational costs as well as your basis for charging these costs directly to member's equity rather than expense.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: James M. Cain, Esq.